EXHIBIT 99.1

Press Release

For immediate release

Liminal Biosciences to Voluntarily Delist from the Toronto Stock Exchange

LAVAL, CANADA, and CAMBRIDGE, ENGLAND – July 22, 2020 – Liminal BioSciences Inc. (Nasdaq & TSX: LMNL) (“Liminal BioSciences” or the “Company”), a clinical-stage biopharmaceutical company, announces that it has applied for a voluntarily delisting of its common shares (“Common Shares”) from the Toronto Stock Exchange (“TSX”) in Canada. Subject to such application being accepted by the TSX, it is expected that the Common Shares will be delisted from the TSX effective as of the close of trading on August 5, 2020.

Since the Company’s Common Shares started trading on the Nasdaq Global Market (“NASDAQ”) in the fourth quarter of 2019, the vast majority of active daily trading has shifted from the TSX to NASDAQ. After conducting a thorough evaluation of its dual listing, considering such factors as overall liquidity, costs, regulatory compliance and complexity, the Company believes that the financial and administrative costs associated with maintaining a dual listing are no longer justified.

Liminal BioSciences’ Common Shares will continue to be listed and trade on NASDAQ under the symbol “LMNL”. The delisting from the TSX is not expected to have any impact on the Company’s ongoing operations. Shareholders holding shares in Canadian brokerage accounts are encouraged to contact their brokers to verify how to trade their shares on NASDAQ in the future.

For answers to frequently asked questions about the voluntary delisting, please visit the FAQ section of the Company’s website.

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About Liminal BioSciences Inc.

Liminal BioSciences is a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel treatments for patients suffering from diseases related to fibrosis, including respiratory, liver and kidney diseases that have high unmet medical need. Liminal BioSciences has a deep understanding of certain biological targets and pathways that have been implicated in the fibrotic process, including fatty acid receptors such as FFAR1, or GPR40, G-protein-coupled receptor 84, or GPR84, and peroxisome proliferator-activated receptors, or PPARs. Our lead small molecule product candidate, fezagepras (PBI-4050), is expected to enter an additional Phase 1 clinical trial in 2H-2020 to evaluate multiple ascending doses of fezagepras in both healthy volunteers and patients, at daily dose exposures higher than those evaluated in our previously completed Phase 2 clinical trials. The optimal dose and dosing regimen of fezagepras is expected to be further evaluated in Phase 2 clinical trials in selected fibrosis indications to be initiated in 2021.

Liminal BioSciences has also leveraged its experience in bioseparation technologies through its subsidiary Prometic Bioproduction Inc. to isolate and purify biopharmaceuticals from human plasma. Our lead plasma-derived product candidate is Ryplazim® (plasminogen), for which the Company expects to resubmit a BLA in Q3-2020 with the FDA seeking approval to treat patients with congenital plasminogen deficiency. Ryplazim® (plasminogen) has been granted Orphan Drug Designation and Rare Pediatric Disease Designation by the FDA for the treatment of congenital plasminogen deficiency.

Prometic Plasma Resources, a subsidiary of Liminal BioSciences Inc., has joined the CoVIg-19 Plasma Alliance to contribute to the acceleration of the development of a potential new therapy for COVID-19. Our Canadian center located in Winnipeg, Manitoba is licensed by the FDA and Health Canada, and is certified by the European Union and the Plasma Protein Therapeutics Association (PPTA). Our American center located in Amherst, New York is licensed by the State of New York and its’ BLA submission is currently under review by the FDA.

Liminal BioSciences has active business operations in Canada, the United Kingdom and the United States.

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Forward Looking Statement

This press release contains forward-looking statements about Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things, statements with respect to the planned TSX delisting of the Company’s Common Shares as well as the impact of such a TSX delisting on the Company’s ongoing operations, the ability of the Company to raise further funds, trading volumes, availability of a trading platform, ability to trade shares on NASDAQ, cost savings, ability to secure financing, the timing of any planned BLA resubmission, development of R&D programs, the timing of initiation of clinical trials, the exploration of alternatives for the future commercialization of Ryplazim®, if approved, including through a third-party marketing collaboration, and the potential commercial launch of Ryplazim®, if approved.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. At this stage, the product candidates of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, Liminal BioSciences’ ability to develop, manufacture, and successfully commercialize product candidates if ever, the impact of the COVID-19 crisis on its business operations, clinical development, regulatory activities and financial and other corporate impacts, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical trials, the ability of Liminal BioSciences to take advantage of business opportunities in the pharmaceutical industry, uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the Company’s U.S. Securities and Exchange Commission and Canadian Securities Commissions filings and reports filings and reports, including in the Annual Report on Form 20-F for the year ended December 31,

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2019 and future filings and reports by the Company, from time to time. As a result, we cannot guarantee that any forward-looking statement will materialize. Such risks may be amplified by the COVID-19 pandemic and its potential impact on Liminal BioSciences’ business and the global economy. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof.  We assume no obligation to update any forward-looking statement contained in this Press Release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

Corporate Contact

Shrinal Inamdar

Manager, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

212.253.8881

Investor Contact

Matt Lane

matt@gilmartinir.com

617.901.7698

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